Answers to Questions You May Have

Southwest Bancorp, Inc., the holding company for Bank SNB, and First Commercial Bancshares, Inc.,  the holding company for First Commercial Bank (FCB),  announced on May 27, 2015 that the two companies entered into an agreement that will result in the merger of First Commercial Bank with and into Bank SNB.  The transaction is expected to close during the fourth quarter of 2015.

Who is Bank SNB?

Bank SNB is a regional community banking franchise with approximately $2.0 billion in assets, $1.6 billion in deposits, and $271.4 million in common equity.  Facts about Bank SNB:

•	Bank SNB, headquartered in Stillwater, OK, was originally chartered in 1894 and currently has 23 full service banking offices in Oklahoma, Texas and Kansas.
•	Bank SNB offers commercial, residential mortgage lending, and consumer lending, deposit and investment services, specialized cash management and other financial services.
•	The publicly-traded holding company’s ticker symbol is OKSB.

Who is First Commercial Bank?

First Commercial is a privately held financial institution with approximately $305 million in assets and $256 million in deposits.  Facts about FCB:

•	Headquartered in Edmond, Oklahoma, FCB was founded in 1996 by a local group of businessmen.
•	Currently FCB has 100 employees and operates five banking centers in the Oklahoma City market, three banking centers in Denver, Colorado and one banking center in Colorado Springs, Colorado.
•	FCB’s banking centers in Colorado are strategically positioned to serve the Denver market, with core relationships serving the medical community.

Why does this acquisition make sense?

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This acquisition brings together two highly regarded banks committed to excellence for all customers, shareholders and employees.  The combined bank’s increased lending capacity, expanded footprint and combined capabilities position it well to continue meeting the needs and growing expectations of customers, shareholders and employees.

•	The combined institutions will have the tenth largest deposit market share in the Oklahoma City MSA and will be the sixth largest bank by asset size based in Oklahoma.
•	The two merging banks have complimentary but not overlapping branch locations.

What should I know about this acquisition?

•	FCB and Bank SNB are excited to be working closely to make this transition as seamless and smooth as possible.
•	FCB will retain its name until the transaction is officially completed, which is expected to be during the fourth quarter of 2015. At that time, all locations will operate under the Bank SNB name.
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Until further notice, all deposit account types and account numbers will remain the same and customers will continue to use their existing checks, ATM/debit cards and online banking/bill pay services and make loan payments as usual.

•	At this time, no changes to staff, banking hours, policies, products or interest rates are expected. It’s business as usual!

How will the merger impact customers?

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The combined bank’s increased lending capacity, expanded footprint and combined technology capabilities will allow us to give our customers better access to the financial resources and the state-of-the-art technology they need to be successful.

Should customers expect any changes to the personalized customer service and banking experience they currently enjoy?

•	Absolutely not! FCB and Bank SNB share similar philosophies and commitments to serving customers with excellence.

Do customers need to do anything about their accounts?

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There is no need to do anything!  Customers can continue banking exactly as they have been.  Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking.

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Customers of both banks can expect to have a high level of convenience and customer service and expanded banking locations once the transaction is officially completed and banking systems are combined.

•	Advance notice will be given to customers prior to any material change to their account(s).

How will the transition affect work processes and procedures?

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Current processes and procedures will remain in place while Bank SNB conducts a review of operational elements and determines how to best reconfigure operations; new processes and procedures may be implemented to facilitate a smooth transition and may require duplicate procedures in the interim.

Will my job be impacted by this acquisition?

•	Employees will retain current job titles and responsibilities while Bank SNB conducts a review of operational elements and determines how to best reconfigure operations to fulfill business plans.

Bank SNB is confident there will be minimal interruption to the continued employment of most employees.  Once final plans have been developed, any changes in job titles and responsibilities will be communicated at least 30 days prior to any changes.

How will my benefits be impacted?

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Bank SNB has a comprehensive and competitive benefits package.  Employees will have an opportunity to learn more the benefits and ask questions in upcoming Employee Benefits meetings which will take place before the close date.  More information will be provided as we move forward in this transition.

How will employees be updated on the transition?

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As we progress through the transition we will update this Q&A document.  We will also strive to do our best to keep managers and employees informed throughout this process. Employees are encouraged to visit with their managers and to refer back to the Q&A document.

Can we expect any changes to our culture?

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Our culture will continue to flourish in the way we interact with customers, operate in our communities and invest for the future.  Both FCB and Bank SNB share a focus on driving continued, meaningful growth and delivering excellent, personalized customer service that has been a hallmark of both companies over the years.

Confidential – For Internal Use Only

What should I tell FCB customers when they ask me what is going on?

•	FCB is merging together with a strong, well-capitalized banking institution with a 125 year track record of serving customers.
•	Tell them you are excited for the opportunity to bring them expanded products and services and more convenient banking locations.
•	We will continue to be focused on delivering great customer service, but now with more resources to support our customers and our communities.
•	You will continue to see the same people you have dealt with over the years and our locations are not changing.

What should I do if someone from the media contacts me?

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Employees, officers and directors who are not authorized spokespersons should refer all requests to Mark Funke, President and CEO.  Mark can be reached at (405) 427-4286 or markfunke@banksnb.com or Jim Canton (405) 844-0110 or jim.canton@okfcb.com.

On behalf of FCB and Bank SNB, we are very much looking forward to a smooth and successful transition for not only our customers and shareholders but most importantly, our employees!

Confidential – For Internal Use Only